SUPPLEMENT Dated August 27, 2014
To the Current Prospectus and Statement of Additional Information for:

Voya GoldenSelect DVA Plus	Voya GoldenSelect Access One
Voya Equi-Select	Voya GoldenSelect DVA
Voya SmartDesign Variable Annuity	Voya GoldenSelect DVA Series 100
Voya SmartDesign Signature	Voya PrimElite
Voya SmartDesign Advantage	Voya GoldenSelect Granite PrimElite
Voya Simplicity Variable Annuity	Voya SpectraSelect
Voya GoldenSelect Value	Voya SpectaDirect
Voya GoldenSelect Premium Plus featuring	
The Galaxy VIP Fund	

Issued by Voya Insurance and Annuity Company
Through Its Separate Account B, Its Separate Account EQ and Its Separate Account U

This supplement updates the prospectus and the statement of additional information for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call Customer Service at 1-800-366-0066.

IMPORTANT INFORMATION ABOUT THE COMPANY

In connection with Voya Financial, Inc.'s rebranding efforts, the following changes are effective September 1, 2014:

- ING USA Annuity and Life Insurance Company will be renamed Voya Insurance and Annuity Company;
- ING North America Insurance Corporation will be renamed Voya Services Company;
- ING Financial Partners, Inc. will be renamed Voya Financial Advisors, Inc.; and
- The name ING will be replaced with the name Voya in all product names (e.g., ING GoldenSelect DVA Plus will be renamed Voya GoldenSelect DVA Plus).

In general, all other references to the name ING will be replaced with the name Voya with the exception of ING Groep N.V., which will remain unchanged.